Florida 33602 Florida 33601-3913

RANDY K. STERNS rsterns@bushross.com (813) 204-6401	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255 (813) 223-9620 www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

March 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Robert Arzonetti or Tonya K. Aldave

RE:	Ministry Partners Investment Company, LLC Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed December 29, 2022
File No. 333-250027

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated February 15, 2023.

We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Amendment to Registration Statement

We have filed a Post-Effective Amendment to the Registration Statement that removes the mitigating language related to the risk factor describing potential recission claims.  Please note that we have also amended the Registration Statement to include certain financial information for the period ended September 30, 2022 as well as updated disclosures regarding the payoff of the Company’s term debt facility and changes to its Board of Directors.

Correspondence filed February 1, 2023

General

United States Securities and Exchange Commission

March 3, 2023

1.	We note your response to our prior comment 1 and reissue. In your next response to us please:

●	Quantify the amount of securities sold after October 8, 2021, the date your financials became stale, and the date you filed a post-effective amendment that complied with the requirements of and instructions to Item 12 if Form S-1. In this regard, we note that the language in, for example, Supplement No. 7 filed September 1, 2022, omitted material information required by Item 12.

RESPONSE:

During the period commencing October 9, 2021, and the date the Company filed a post-effective amendment that complied with the requirements of instructions to Item 12 of Form S-1, the Company sold $26.9 million of its Notes.  Of that total, $11.5 million of Notes were sold to three investors, including an institutional investor, a former Company Board Member that recently retired, and a former Board member of the Company’s largest equity owner.  Each of these investors had access to, were aware of and reviewed the Company’s financial statements for the year ended December 31, 2020, prior to making an investment.  A total of $15.4 million of Notes were sold to other investors.

●	Include an updated materiality analysis that covers all sales made from the date when your financial statements became stale until the date when your post-effective amendment included the forward incorporation by reference language required by Item 12 of Form S-1.

RESPONSE:

Quantitative Analysis

The Company believes that its maximum contingent liability arising from potential recission claims relating to this risk factor totals $15.4 million.  Of the $15.4 million, $12.5 million of Notes were sold to accredited investors.  We further note that of the $26.9 million of Notes sold during the relevant period, $21.8 million of its Notes were sold to investors that each invested at least $200,000.  In addition, $19.5 million of the $26.9 million consisted of investments made in excess of $250,000.

After reviewing the sales made during this period, investor status and financial information made available to its investors, Company management has estimated the amount of its contingent liability for recission claims is $15.4 million. Company management has further reviewed its financial condition and financial statements and believes this contingent liability will not materially impact its ability to make required payments of principal and interest on its Notes and

United States Securities and Exchange Commission

March 3, 2023

Debt Certificates offered under the Prospectus.  We base this conclusion on the following quantitative factors:

(i)	As of December 31, 2022, the Company had $9.5 million in cash and cash equivalents;
(ii)	the Company has an investment in an annuity with a cash surrender value of $914,000;
(iii)	total available liquidity is $10.4 million;
(iv)	the Company has $12.0 million in unused lines of credit;
(v)	as of December 31, 2022, total cash, cash equivalents and unused borrowing capacity totals $22.4 million;
(vi)	the Company can also generate cash liquidity from the sale of its mortgage loans ($3.7 million, $14.0 million and $19.8 million in mortgage loans were sold in 2022, 2021 and 2020, respectively); and
(vii)	since December 31, 2020, the Company has made $51.4 million of payments on its term debt credit facility, retired and paid off this facility on December 4, 2022.

We have revised the rescission risk factor in the amendment filed to the Company’s Prospectus, however, to include language which provides that to the extent that potential rescission claims are initiated, and judgments entered in connection with this contingent liability, the Company’s liquidity, balance sheet, and statement of cash flows could be materially impacted. In that event, the Company would be required to use available cash, borrowing capacities, raise funds from the sale of participation interests, mortgage loan investments or use a combination of these resources to satisfy the liability.

Qualitative Analysis

As set forth in the Staff Bulletin 99, the Company must evaluate other qualitative factors that could have a material effect on the Company’s financial statements and operations.  After undertaking this analysis, Company management submits that this contingent liability does not:

(i)	arise from an item capable of precise measurement;
(ii)	mask a change in earnings or other trends;
(iii)	change a loss into income or vice versa;
(iv)	concern a significant segment of the Company’s business, operations or profitability;
(v)	affect the Company’s compliance with regulatory requirements;
(vi)	affect the Company’s compliance with its loan covenants; or
(vii)	involve the concealment of an unlawful transaction.

Each of the foregoing factors were listed in the Staff Bulletin as possible considerations that could render material a quantitatively small misstatement of a financial statement item.

United States Securities and Exchange Commission

March 3, 2023

The Company has carefully reviewed the sales that were made during the relevant period, the identity of each investor, their investment history with the Company, the investor’s access to the Company’s financial information and familiarity of the investor with the Company’s operations, the Company’s legal position in defending against a potential rescission claim, the possible courses, costs and timing issues that could arise in the course of seeking a rescission remedy as qualitative issues that should be considered in determining the materiality of these potential claims. For the reasons set forth above, we believe that the revised risk factor set forth in the amended Registration Statement accurately describes the potential risk to an investor when considering whether to invest in a Note.

Should you have additional questions or comments regarding this matter, please contact me at (813) 204-6401.

Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.

/s/ Randy K. Sterns

Randy K. Sterns

RKS/jg

CC813: Joseph W. Turner, Jr.